Exhibit 99.1

iKang Announces Launch of iKang Mobile

 China’s First Personalized Medical Examination Mobile App

BEIJING, April 9, 2015 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (NASDAQ: KANG), China’s largest private preventive healthcare services provider, launched its personalized medical examination mobile app (“iKang Medical Exam APP”) on March 27, 2015.

One of the key features of iKang’s preventative healthcare services is to fully inform individuals about the findings from the latest discoveries and research, and the latest clinical guidelines from around the world, especially from the US and China. By empowering individuals with a greater understanding of their own health and lifestyles before medical examinations, the iKang Medical Exam APP will make more personalized recommendations for individuals to take the necessary diagnostic tests and make the experience more effective.  In its essence, the iKang Medical Exam APP is founded on balancing the risks and rewards of preventative medical examinations and providing individuals with well-informed choices.

According to Frost & Sullivan, medical examination services offered as part of corporate employee benefits accounted for about 80% of the market in 2014, with self-paid individual visits making up the remaining 20%.

In China, a typical medical examination service includes blood tests, a chest X-ray, an abdominal ultrasound and an ECG. In addition to these, the individual will undergo examination by an internist, a surgeon, an ENT specialist, and a dentist. Women will also undergo examination by a gynecologist. As all of these procedures are typically conducted in one morning, the whole process must be efficiently coordinated. Historically, most companies only offer two standard packages: one for men and one for women. For some companies, standard packages are split into four categories according to age brackets. However, this kind of standardized examination cannot meet the rising demand for personalized services. When a physician finds someone at risk of certain diseases during the examination, the physician will recommend additional tests. But without a comprehensive overview of the individuals’ medical records and their lifestyles, the physician might miss tests or make wrong recommendation for certain diseases.

The iKang Medical Exam APP offers a “one-click” service that allows both self-paid individuals and corporate employees to upgrade their old-fashioned standardized medical examination packages to personalized packages, based on their medical records and lifestyle. Individuals can make reservations on the iKang Medical Exam APP and retrieve their medical examination results online seven days later.

The iKang Medical Exam APP is built upon the data analysis from epidemiological studies on how age, sex, genetic testing results, medical history and lifestyle affect outcomes in specific diseases, and offers up-to-date clinical guidelines for diagnosis for each specific disease. The development team continually examines the latest research and clinical guidelines from the US and China that concern the most common chronic diseases, including cancer, diabetes and cardiovascular diseases, and incorporates this data into the iKang Medical Exam APP’s algorithms. The iKang Medical Exam APP can then utilize this information in conjunction with the individual’s own information to make recommendations for specific tests that are entirely tailored to each individual.

For example, the median age for women diagnosed with breast cancer is 61 years old in the US. The American Cancer Society recommends that women undergo a mammogram every year starting at age 40, which is 21 years ahead of the breast cancer median age.  Women at higher risk of breast cancer, based on certain factors, should get both an MRI and a mammogram every year. In China, the median age for women diagnosed with breast cancer is around 50, which is 11 years younger than in the US. The current government program for women receiving breast cancer and cervical cancer screening starts at the age of 35 in China, which is about 16 years ahead of the median age of onset breast cancer. The latest studies conducted by a group of physicians from Beijing Union Medical College Hospital showed that ultrasound was more effective than a mammogram for Chinese women. Based on all of the data above, the iKang Medical Exam APP recommends Chinese women age 35 and older have a breast ultrasound every year. And for Chinese women at high risk of breast cancer, an ultrasound is recommended regardless of age. In the most comprehensive examination, women will receive an ultrasound, a mammogram, and an MRI.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the iKang Medical Exam APP. “In the next three to five years, I believe personalized medical examination services should become mainstream in China.  Corporations only need to set a budget for their employees instead of choosing specific examination packages for them.  Employees will then have the full freedom to receive personalized medical examinations based on their medical records and lifestyles. For additional tests beyond the basic budget, employees would pay the additional costs out of their own pockets. This is iKang’s first step into the mobile healthcare arena, and it is time to change the way that medical examination services are delivered in China.” He continued, “iKang will continuously enhance this mobile app to provide solutions in areas such as online consultation, to help individuals understand medical examination reports, and benefit in the future from follow-up services facilitated by wearable devices.” Mr. Zhang received a master’s degree in genetics from Harvard University and, prior to iKang, founded eLong.com, one of the largest online travel service companies in China which is also listed on the NASDAQ (LONG).

The iKang Medical Exam APP development team has been advised by a world-class group of leading physicians and researchers, including Professor Xiuyi Zhi, Vice-President of Beijing Medical Association, Chair of Beijing Medicine Association Thoracic Surgery Society, and Co-Chair of China’s Clinic Guideline for Lung Cancer; Professor Jianzhong Xiao, Director of Endocrinology Department at Beijing Tsinghua Changgung Hospital and former Associate Director of Endocrinology Department at China-Japan Friendship Hospital; and Dr. Jing Ma, Associate Professor of Medicine from Brigham and Women’s Hospital affiliated with Harvard Medical School.

A medical expert panel led by Professor Liuxin Wu, Chairman of Society of Health Management, and Professor Qiang Zeng, Chairman-elect of Society of Health Management with the Chinese Medical Association, reviewed the risk assessment mechanisms and diagnosis protocols for lung cancer, breast cancer and diabetes on the iKang Medical Exam APP platform, and issued a statement to endorse the iKang Medical Exam APP on these three diseases on March 22, 2015.

About iKang Healthcare Group Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2014, the Company served a total of 2.7 million customer visits under both corporate and individual programs. For the nine months ended December 31, 2014, the Company served a total of 3.1 million customer visits.

As of March 9, 2015, iKang’s nationwide network consisted of 58 self-owned medical centers covering 16 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou and Shenyang, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Ruby Yim

Email: ikang.ir@fleishman.com